UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATERMARK ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WOODS EDGE CT
(No. and Street)

GREENVILLE	SC	29615
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP (239) 810-9646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 PACES FERRY RD SE, STE 2-1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JILL RECKAMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATERMARK ADVISORS, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:







Signature

CFO/FINOP

Title

FANTAEZIA GILCHRIST NOTARY PUBLIC Exp. Feb. 4, 2024 FULTON COUNTY, GA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC (the "Company") as of December 31, 2020, and the related notes. In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of the internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

March 31, 2021
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

WATERMARK ADVISORS, LLC
FINANCIAL STATEMENTS
For the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	52,625
Accounts receivable		33,658
Property and equipment, net of accumulated depreciation of $83,449		6,205
Prepaid expenses		2,835
Total assets	$	95,323

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	16,951
Deferred revenue		10,000
Total liabilities		26,951
Members' equity		68,372
Total liabilities and members' equity	$	95,323

See accompanying notes.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is majority owned by Watermark Holdings, Inc. ("Managing Member") at December 31, 2020. As a limited liability company, the members' liability is limited to their investment.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Income Taxes: The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its members and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from the estimates that were assumed in preparing the financial statements.

Cash: The Company maintains its bank accounts at a high credit quality financial institution in the United States. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Property and Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets, which ranges from five to seven years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurment of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach with no material impact to its financial position, results of operations or cash flows.

Revenue Recognition: Revenue from contracts with customers includes placement and advisory services related to capital raising activities as well as valuation services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Advisory agreements often contain nonrefundable retainer fees, and/or success fees; which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fee"). Revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if fulfilled, that retainer revenue would be reflected as deferred revenue on the statement of financial condition. The Company has evaluated its nonrefundable retainer fees to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2020 amounted to $10,000.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee based transaction. The Company recognizes revenue from valuation services upon rendering certain reports specified within contracts between the Company and its customer. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfullment of the aforementioned performance obligations without the completion of a transaction, or formal termination of the engagement, was approximately $50,000, which is included in Investment Banking revenue in the accompanying statement of operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as ratio of aggregate indebtedness to net capital, both as defined, that shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $25,674, which was $20,674 in excess of its required minimum net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.00.

NOTE 3 - CONCENTRATION

During 2020, approximately 90% of the Company's total revenues were earned from four customers.

At December 31, 2020, approximately 99% of accounts receivable are due from two customers.

NOTE 4 - RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees. There was no expense under the plan for the year ended December 31, 2020.

NOTE 5 - PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units, Class B preferred membership units, and Class C Convertible Preferred Units. The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid. The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. 976 of the Class B units are convertible into 976 common membership units.

The Class C Convertible Preferred Units ("CCPU's"), have a preferred return in any member distributions of 12% per annum on a cumulative non-compounded basis. At the issuer's option accrued dividends may be paid in cash or deferred. The CCPU's are subordinate to the Super Preferred Units and superior to the Class A and Class B preferred membership units. Each CCPU is convertible, at any time, at the option of the holder, into a number of Common Units equal to the recognized preferred capital shares accrued less unpaid dividends with respect to such CCPU divided by an initial coversion price of $1,250 per Common Unit. The total number of Common Units into which a CCPU may be converted initially will be determined by dividing the CCPU Liquidation Preference by the then applicable conversion price.

All Class A preferred membership units have been retired.

NOTE 7 - EMPLOYMENT AGREEMENT

Effective January 26, 2015, the Company executed an employment agreement with the holder of the majority of its issued and outstanding common and preferred units that covers base and incentive compensation. The provisions of the agreement have been waived for the year ended December 31, 2020.

NOTE 8 - RELATED PARTY TRANSACTIONS

At times, the Managing Member pays for operating expenses on behalf of the Company. The Managing Member paid for approximately $15,980 of operating expenses on behalf of the Company during 2020 that was recorded as an issuance of senior preferred units in the accompanying statement of changes in members' equity.

The Company operates from office space provided by the holder of the majority of its issued and outstanding common and preferred units at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Watermark Advisors, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Watermark Advisors, LLC stated that Watermark Advisors, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Watermark Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watermark Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



Watermark Advisors
The High Mark in Mergers & Acquisitions

WATERMARK ADVISORS, LLC'S EXEMPTION REPORT

We, as members of management of Watermark Advisors, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4'); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staffs FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activities and valuation services throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Jill Reckamp

Jill Reckamp, CFO/FINOP
March 22, 2021